UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Liberated Syndication, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53013F100

(CUSIP Number)

ERIC SHAHINIAN

CAMAC PARTNERS, LLC

350 PARK AVENUE, 13TH FLOOR

NEW YORK, NY 10022

914-629-8496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

04/26/2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,766,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,766,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,766,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,766,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,766,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,766,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,766,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,766,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Michael Cricenti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Simeon McMillan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,385
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,385
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Adam Pincus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 28,171,974 shares of common stock issued and outstanding as of March 12, 2019, as reported in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018, of Liberated Syndication, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, supplements and restates in its entirety the Schedule 13D filed on January 8, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer (as such terms are defined below).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with the Securities and Exchange Commission by the Reporting Persons with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Liberated Syndication, Inc. (the “Issuer”). The principal executive office address of the Issuer is 5001 Baum Blvd., Suite 770 Pittsburgh, PA 15213.

Item 2. Identity and Background

(a)	This Statement is filed by:

(i) Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”), who serves as the investment manager of Camac Fund (as defined below);

(ii) Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), who serves as the general partner of Camac Fund;

(iii) Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);

(iv) Eric Shahinian, as the managing member of Camac Partners and a nominee for the Board of Directors of the Issuer (the “Board”);

(v) Michael Cricenti, as a nominee for the Board;

(vi) Simeon McMillan, as a nominee for the Board;

(vii) Adam Pincus, as a nominee for the Board; and

(viii) Bradley M. Tirpak, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian are referred to as “Camac.” Each of the Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

(b)

The address of the principal office of Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian is c/o Camac Partners, LLC, 350 Park Avenue, 13th Floor, New York, NY 10022. The address of Mr. Cricenti is 3111 North Houston Street, Apt. 318, Dallas, Texas 75219. The address of Mr. McMillan is 500 Frank W. Burr Blvd, Teaneck, NJ 07666. The address of Mr. Pincus is 68 Jay Street, Suite 422, Brooklyn, NY 11201. The address of Mr. Tirpak is 39 Dover Street, W1S4NN London, United Kingdom.

(c)

The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund and Camac Partners. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital and the managing member of Camac Partners. The principal occupation of Mr. Cricenti is Managing Director of Magis Capital Partners, LLC. The principal occupation of Mr. McMillan is Director, Corporate Financial Planning & Analysis at Univision Communications, Inc. The principal occupation of Mr. Pincus is founder and Chief Executive Officer of Anbaric Audio. The principal occupation of Mr. Tirpak is Managing Director of Palm Active Partners LLC.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Camac Partners, Camac Capital, and Camac Fund are organized under the laws of Delaware. Mr. Shahinian is a citizen of the United States of America. Mr. Cricenti is a citizen of the United States of America. Mr. McMillan is a citizen of the United States of America. Mr. Pincus is a citizen of the United States of America. Mr. Tirpak is a citizen of the United States of America and a citizen of the Republic of Ireland.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,766,499 shares of Common Stock beneficially owned by Camac Fund is approximately $2,465,781, including brokerage commissions. The aggregate purchase price of the 63,385 shares of Common Stock beneficially owned by Mr. McMillan is approximately $94,242, excluding broker commissions.

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the Issuer’s management or the Board, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance (including the composition of the Board and the Issuer’s management) or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The Reporting Persons believe that substantial and immediate change is needed at the Issuer. In support of this belief, on April 26, 2019, the Reporting Persons commenced a process to call a special meeting of stockholders of the Issuer (a “Special Meeting”). If a Special Meeting is called, the Reporting Persons intended to present a number of matters to a vote of stockholders, including (1) the removal of all of the Issuer’s current directors; (2) the election of five highly qualified, independent directors; and (3) substantial improvements to the Issuer’s corporate governance. In order to call a Special Meeting, the Reporting Persons must deliver written special meeting requests from the holders of at least 25 percent of the Common Stock. The press release issued by the Reporting Persons concerning the foregoing is attached as Exhibit 3 and is incorporated by reference.

On April 26, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (1) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company; and (2) form a “group” for the purpose of, among other things, soliciting proxies or consents at one or more annual or special meetings of the stockholders of the Issuer. The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached as Exhibit 1 and is incorporated by reference.

Camac intends to engage in discussions with the Board and the Issuer’s management regarding representation on the Board for Camac and the composition of the Board generally. The Reporting Persons will, if necessary, pursue the election of candidates to the Board at the Issuer’s next annual meeting of stockholders.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on April 26, 2019, (1) Camac beneficially owned 1,766,499 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common Stock; (2) Mr. McMillan beneficially owned 63,385 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock; and (3) no other Reporting Person beneficially owned shares of Common Stock.

Camac Capital, as the general partner of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Capital disclaims beneficial ownership of such shares for all other purposes.

Camac Partners, as the investment manager of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Partners disclaims beneficial ownership of such shares for all other purposes.

Mr. Shahinian, as the managing member of Camac Partners, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing and Solicitation Agreement.

Exhibit 2	Powers of Attorney.

Exhibit 3	Press Release, dated April 26, 2019.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2019

Camac Partners, LLC

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

Camac Fund, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian
Individually and as attorney-in-fact for Michael Cricenti, Simeon McMillan, Adam Pincus and Bradley M. Tirpak

SCHEDULE A

Transactions in the Shares of Common Stock by the Reporting Persons During the Past 60 Days

The following tables set forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on April 26, 2019. Unless otherwise indicated, all transactions were effected in the open market.

CAMAC FUND, LP

Transaction Date	Shares of Common Stock Purchased	Price Per Share
3/4/2019	44,600	$1.62
3/5/2019	17,700	$1.65
3/6/2019	24,051	$1.62
3/7/2019	7,900	$1.62
3/8/2019	35,153	$1.62
3/11/2019	31,500	$1.62
3/12/2019	949	$1.64
3/19/2019	447	$1.66

SIMEON MCMILLAN

Transaction Date	Shares of Common Stock Purchased	Price Per Share
4/12/2019	14,290	$2.12

A-1